Exhibit 99.1

Canadian Zinc announces closing of $10,200,000 financing

Underwriters exercise over-allotment option in full

CZN-TSX
CZICF-OTCQB

VANCOUVER, July 7, 2016 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (the "Company" or "Canadian Zinc") is pleased to report that it has closed its previously announced underwritten public offering of common shares and flow-through shares (the "Offering") through a syndicate of underwriters co-led by Paradigm Capital Inc. and Canaccord Genuity Corp. and including Dundee Securities Ltd. (collectively, the "Underwriters") and that the Underwriters have exercised their over-allotment option in full.

The Company issued 34,135,000 common shares (the "Common Shares") at a price of $0.25 per Common Share (which includes 2,135,000 Common Shares issued pursuant to the over-allotment option) for gross proceeds of $8,533,750 and 6,665,000 flow-through shares (the "Flow-Through Shares") at a price of $0.25 per Flow-Through Share (which includes 2,665,000 Flow-Through Shares issued pursuant to the over-allotment option) for gross proceeds of $1,666,250.

In total, the gross proceeds of the Offering amount to $10,200,000.

The net proceeds from the sale of Common Shares will be used to fund feasibility and development programs for the Prairie Creek Project, exploration programs at both the Prairie Creek Project and the Company's Newfoundland properties, as well as for general working capital purposes.

The gross proceeds from the sale of Flow-Through Shares will be used to incur eligible Canadian Exploration Expenses and flow-through mining expenditures, as defined under the Income Tax Act (Canada), that will be renounced in favour of the purchasers with an effective date of no later than December 31, 2016. The funds are intended to be used to fund exploration programs on the Prairie Creek Project and the Company's Newfoundland properties.

Following completion of the Offering, Canadian Zinc has 258,847,709 common shares issued and outstanding.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. The Common Shares and Flow-Through Shares sold pursuant to the Offering will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories. Canadian Zinc also owns an extensive land package in central Newfoundland.

The Prairie Creek Mine contains a partially developed infrastructure including a 1,000 tonne per day flotation mill, workshops, accommodations, and support facilities. The Company holds a Type "A" Water Licence which, along with previously issued permits and licences, permits the operation of a mine at Prairie Creek. A positive updated Preliminary Feasibility Study was completed in March 2016. The Company also continues the Environmental Assessment process as part of its application to upgrade the access road into the Prairie Creek Mine for use on an all season basis.

Canadian Zinc also owns an extensive land package in central Newfoundland that it is exploring for copper-lead-zinc-silver-gold deposits. These include the South Tally Pond project (Lemarchant deposit); Tulks South project (Boomerang-Domino and Tulks East deposits) and Long Lake project (Long Lake deposit).

Cautionary Statement – Forward-Looking Information:

Certain disclosure in this release, including statements regarding the use of proceeds of the Offering constitute "forward-looking information" within the meaning of Canadian securities legislation. In making the forward-looking statements in this release, the Company has applied certain factors and assumptions that the Company believes are reasonable. However, the forward-looking statements in this release are subject to numerous risks, uncertainties and other factors that may cause future results to differ materially from those expressed or implied in such forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking statements. The Company does not intend, and expressly disclaims any intention or obligation to, update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Canadian Zinc Corporation

%CIK: 0000910569

For further information: John F. Kearney, Chairman & Chief Executive Officer, (416) 362-6686, 220 Bay Street, 12th Floor, Toronto, ON M5J 2W4; Alan B. Taylor, Vice President Exploration & Chief Operating Officer, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, Vice President Corporate Development, (416) 203-1418, 220 Bay Street, 12th Floor, Toronto, ON M5J 2W4, E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 09:41e 07-JUL-16